SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Condor Hospitality Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20676Y403

(CUSIP Number)

KGT Investments, LLC

SGT Investments, L.P.

545 E. John Carpenter Freeway, Suite 1400

Irving, TX 75062

Telephone Number: 972-444-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(with a copy to)

Jeffrey S. Hochman

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

July 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20676Y403	Page 2 of 12 Pages

1.	Names of Reporting Persons. KGT Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 568,850
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 568,850
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 568,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 4.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 12,026,950 shares of Common Stock of the Issuer outstanding as of May 7, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Securities and Exchange Commission on May 10, 2021.

CUSIP No. 20676Y403	Page 3 of 12 Pages

1.	Names of Reporting Persons. Mahmood Khimji
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 568,850
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 568,850
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 568,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 4.7% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 12,026,950 shares of Common Stock of the Issuer outstanding as of May 7, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Securities and Exchange Commission on May 10, 2021.

CUSIP No. 20676Y403	Page 4 of 12 Pages

1.	Names of Reporting Persons. SGT Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 568,850
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 568,850
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 568,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 4.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 12,026,950 shares of Common Stock of the Issuer outstanding as of May 7, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Securities and Exchange Commission on May 10, 2021.

CUSIP No. 20676Y403	Page 5 of 12 Pages

1.	Names of Reporting Persons. SGT Investments GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 568,850
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 568,850
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 568,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 4.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 12,026,950 shares of Common Stock of the Issuer outstanding as of May 7, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Securities and Exchange Commission on May 10, 2021.

CUSIP No. 20676Y403	Page 6 of 12 Pages

1.	Names of Reporting Persons. Mehdi Khimji
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 568,850
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 568,850
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 568,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 4.7% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 12,026,950 shares of Common Stock of the Issuer outstanding as of May 7, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Securities and Exchange Commission on May 10, 2021.

CUSIP No. 20676Y403	Page 7 of 12 Pages

1.	Names of Reporting Persons. Zachary Berger
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,800
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,800
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 12,026,950 shares of Common Stock of the Issuer outstanding as of May 7, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Securities and Exchange Commission on May 10, 2021.

CUSIP No. 20676Y403	Page 8 of 12 Pages

1.	Names of Reporting Persons. Yaakov Katzovitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,450
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,450
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,450
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 12,026,950 shares of Common Stock of the Issuer outstanding as of May 7, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Securities and Exchange Commission on May 10, 2021.

CUSIP No. 20676Y403	Page 9 of 12 Pages

1.	Names of Reporting Persons. Richard Russo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,044
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,044

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,044
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 12,026,950 shares of Common Stock of the Issuer outstanding as of May 7, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Securities and Exchange Commission on May 10, 2021.

CUSIP No. 20676Y403	Page 10 of 12 Pages

The information in this Amendment No. 2 to Schedule 13D (this “Second Amendment”) amends and supplements the Schedule 13D (the “Initial Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by KGT Investments, LLC, Mr. Mahmood Khimji, SGT Investments, L.P., SGT Investments GP, LLC, Mr. Mehdi Khimji, Mr. Zachary Berger, Mr. Yaakov Katzovitz and Mr. Richard Russo on November 2, 2020, as amended by that certain Amendment No. 1 to Schedule 13D filed with the SEC on November 12, 2020, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Condor Hospitality Trust, Inc. (the “Issuer”), a Maryland corporation.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

On June 21, 2021, the Issuer issued a press release, which was filed on that certain Current Report on Form 8-K, announcing that its board of directors is evaluating strategic alternatives to enhance strategic value and is marketing for sale its 15-hotel portfolio.

As indicated in the Initial Schedule 13D, the Reporting Persons review and evaluate their investment in the Common Stock on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of their ownership interests in the Issue. Accordingly, in connection with such marketing process, Highgate Hotels, Inc. (“Highgate”), an entity controlled, directly or indirectly, by Mr. Mahmood Khimji and Mr. Mehdi Khimji, has requested that the Issuer furnish it and its representatives with certain non-public information relating to the hotel portfolio. As further described in Item 6 below, in connection with the provision of such information, on July 8, 2021, Highgate entered into a confidentiality agreement (which contains certain “standstill” provisions) with the Issuer. There can be no assurance that Highgate or any of the Reporting Persons will make any bid for such hotel portfolio or, if made, that an agreement will be reached with the Issuer regarding any such sale.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

As described above, on July 8, 2021, in connection with its exploration of a potential transaction, Highgate entered into a Master Confidentiality Agreement with the Issuer, pursuant to which Highgate agreed to certain non-disclosure and non-use obligations for a specified time period and subject to certain exceptions. The agreement also contains standstill provisions that prohibit Highgate and its representatives, without the prior written consent of the Issuer’s board of directors, from taking certain actions during the period ending on January 8, 2022. Actions prohibited during such period include (subject to certain exceptions), among others, directly or indirectly, (A) acquiring any voting securities or assets of the Issuer, (B) soliciting any proxies to vote, or advising any person with respect to the voting of, any voting securities of the Issuer or (C) making any public announcement with respect to the foregoing.

The foregoing description of the Master Confidentiality Agreement is qualified in its entirety by reference to the Master Confidentiality Agreement, which is filed as Exhibit 4 hereto.

Item 7.	Material to Be Filed as Exhibits

Exhibit 4: Master Confidentiality Agreement, dated as of July 8, 2021, by and between Highgate Holdings, Inc. and the Issuer.

10

CUSIP No. 20676Y403	Page 11 of 12 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2021	KGT Investments, LLC

	By:	/s/ Mahmood Khimji
Mahmood Khimji, Manager

Dated: July 12, 2021	/s/ Mahmood Khimji
Mahmood Khimji

Dated: July 12, 2021	SGT Investments, L.P.

	By:	SGT Investments GP, LLC, as general partner

	By:	/s/ Mehdi Khimji
Dated: July 12, 2021		Mehdi Khimji, Manager

SGT Investments GP, LLC

Dated: July 12, 2021	By:	/s/ Mehdi Khimji
Mehdi Khimji, Manager

Dated: July 12, 2021	/s/ Mehdi Khimji
Mehdi Khimji

Dated: July 12, 2021	/s/ Zachary Berger
Zachary Berger

Dated: July 12, 2021	/s/ Yaakov Katzovitz
Yaakov Katzovitz

Dated: July 12, 2021	/s/ Richard Russo
Richard Russo

CUSIP No. 20676Y403	Page 12 of 12 Pages

Exhibit Index

Exhibit 4: Master Confidentiality Agreement, dated as of July 8, 2021, by and between Highgate Holdings, Inc. and the Issuer.